SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 12, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Report on Acquisition of Treasury Shares by Trust Agreement

1.	KT Corp (the “Company”)’s contract for share repurchase trust

A. Date of disclosure with regards to contract for share repurchase trust: February 9, 2023

B. Trust agreement company: Shinhan Securities Co., Ltd

2.	Acquisition of shares issued by the Company through the trust agreement

Date	Type of Share	Number of Shares		Price paid Per share (KRW)	Aggregate value (KRW)
		Acquired	Disposed
February 14, 2023	Common Share	100,000	—	33,435	3,343,479,100
February 15, 2023	Common Share	100,000	—	33,219	3,321,898,400
February 16, 2023	Common Share	100,000	—	32,159	3,215,943,050
February 17, 2023	Common Share	100,000	—	32,307	3,230,747,750
February 20, 2023	Common Share	100,000	—	32,698	3,269,813,100
February 21, 2023	Common Share	100,000	—	32,525	3,252,511,300
February 22, 2023	Common Share	100,000	—	32,205	3,220,450,300
February 23, 2023	Common Share	100,000	—	32,063	3,206,331,500
February 24, 2023	Common Share	100,000	—	30,701	3,070,102,350
February 27, 2023	Common Share	100,000	—	30,099	3,009,893,700
February 28, 2023	Common Share	100,000	—	30,444	3,044,411,900
March 2, 2023	Common Share	100,000	—	30,551	3,055,144,250
March 3, 2023	Common Share	150,000	—	30,369	4,555,397,400
March 6, 2023	Common Share	150,000	—	30,539	4,580,831,450
March 7, 2023	Common Share	150,000	—	30,741	4,611,143,200
March 8, 2023	Common Share	150,000	—	30,323	4,548,503,100
March 9, 2023	Common Share	150,000	—	30,502	4,575,294,700
March 10, 2023	Common Share	149,800	—	30,201	4,524,142,650
March 13, 2023	Common Share	150,000	—	29,709	4,456,379,100
March 14, 2023	Common Share	150,000	—	29,398	4,409,659,650
March 15, 2023	Common Share	149,663	—	29,885	4,472,705,450
March 16, 2023	Common Share	120,000	—	29,635	3,556,202,650
March 17, 2023	Common Share	120,000	—	29,832	3,579,842,600
March 20, 2023	Common Share	120,000	—	30,227	3,627,230,600

March 21, 2023	Common Share	120,000	—	30,457	3,654,780,000
March 22, 2023	Common Share	120,000	—	30,487	3,658,398,000
March 23, 2023	Common Share	120,000	—	29,978	3,597,391,750
March 24, 2023	Common Share	120,000	—	29,900	3,587,958,650
March 27, 2023	Common Share	120,000	—	30,080	3,609,571,250
March 28, 2023	Common Share	120,000	—	30,002	3,600,196,550
March 29, 2023	Common Share	119,600	—	29,413	3,517,837,350
March 30, 2023	Common Share	120,000	—	29,062	3,487,382,500
March 31, 2023	Common Share	120,000	—	29,366	3,523,865,300
April 3, 2023	Common Share	120,000	—	29,722	3,566,630,000
April 4, 2023	Common Share	120,000	—	30,430	3,651,610,750
April 5, 2023	Common Share	120,000	—	30,805	3,696,645,500
April 6, 2023	Common Share	120,000	—	30,688	3,682,552,350
April 7, 2023	Common Share	120,000	—	30,761	3,691,312,500
April 10, 2023	Common Share	120,000	—	30,762	3,691,441,350
April 11, 2023	Common Share	120,000	—	30,883	3,705,934,300
April 12, 2023	Common Share	120,000	—	30,654	3,678,528,550
April 13, 2023	Common Share	120,000	—	30,679	3,681,535,900
April 14, 2023	Common Share	120,000	—	30,761	3,691,315,150
April 17, 2023	Common Share	120,000	—	30,746	3,689,532,250
April 18, 2023	Common Share	120,000	—	30,826	3,699,124,850
April 19, 2023	Common Share	120,000	—	30,729	3,687,487,300
April 20, 2023	Common Share	120,000	—	30,381	3,645,686,750
April 21, 2023	Common Share	120,000	—	30,366	3,643,907,650
April 24, 2023	Common Share	120,000	—	30,164	3,619,643,950
April 25, 2023	Common Share	120,000	—	30,198	3,623,753,500
April 26, 2023	Common Share	120,000	—	30,136	3,616,365,350
April 27, 2023	Common Share	120,000	—	30,064	3,607,650,700
April 28, 2023	Common Share	120,000	—	30,148	3,617,797,000
May 2, 2023	Common Share	120,000	—	30,512	3,661,390,000
May 3, 2023	Common Share	120,000	—	30,607	3,672,882,500
May 4, 2023	Common Share	120,000	—	30,497	3,659,582,250
May 8, 2023	Common Share	120,000	—	30,711	3,685,364,900
May 9, 2023	Common Share	120,000	—	31,088	3,730,606,750

Total	Common Share	6,989,063	—	30,558	213,573,722,650

3.	The Company’s share ownership after acquiring issued shares through trust contract

(As of May 12, 2023)

Type of Share	Treasury shares held by the Company		Share repurchase by trust contract
	Number	Ratio	Number	Ratio
Common Shares	5,069,130	1.94	6,989,063	2.68

Total	5,069,130	1.94	6,989,063	2.68

4.	Changes in shares held by the largest shareholder before and after share repurchase

(As of May 12, 2023)

Name	Type of share	As of January 17, 2023	As of March 3, 2023
National Pension Service	Common Shares	25,974,822	22,262,450
Total	Common Shares	25,974,822	22,262,450
	Other Shares	—	—

	Total	25,974,822	22,262,450

5.	Other matters relating to protection of investors

A.	Share repurchase agreement

				(Unit : KRW million)
Date of contract	Contract period	Contract company	Contract amount	Notes
10 February 2023	From February 10, 2023 to August 9, 2023	Shinhan Securities Co., Ltd.	300,000	Subject of the report

B.	Ratio of Acquisition under the share repurchase agreement

(As of May 12, 2023)

Type of share	Number of shares acquired	Aggregate value (KRW)	Ratio of acquisition to trust contract amount	Contract company
Common Shares	6,989,063	213,573,722,650	71.2%	Shinhan Securities Co., Ltd.